March 19, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Interstate BancSystem, Inc. Registration Statement on Form S-1 (File No. 333-164380)
Ladies and Gentlemen:
     As representative of the underwriters of the Company’s proposed public offering of up to 10,005,000 shares of Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on March 23, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 10, 2010, through the date hereof:
     Preliminary Prospectus dated March 10 2010:
     3,189 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, BARCLAYS CAPITAL INC. As Representatives of the Underwriters
By:	BARCLAYS CAPITAL INC.

By:	/s/Victoria Hale
Victoria Hale
Vice President